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John B. Shannon	Direct Dial: 404-881-7466	E-mail: john.shannon@alston.com
August 28, 2009
Via EDGAR Filing
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Jessica Livingston
Re:	Whitney Holding Corporation Form 10-K Filed February 29, 2009 File No. 000-1026
Dear Ms. Livingston:
On behalf of our client, Whitney Holding Corporation (the “Company”), we are providing this letter to you in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated August 21, 2009 (the “Comment Letter”) relating to the Form 10-K referenced above and in response to the Company’s original response letter dated August 4, 2009. To facilitate your review, we have reproduced below the original text of the Staff’s comment, and have included the Company’s response immediately following such comment.
Please note that we are filing this response letter via EDGAR submission.
Form 10-K for the year ended December 31, 2008
Item 11: Executive Compensation
1. In your response to prior comment 4, you indicate that you did not disclose your annual bonus performance targets because their disclosure would cause competitive harm to Whitney Holding Corporation. Since these targets directly impact an understanding of how the compensation committee determined the amount of incentive compensation paid to the named executive officers, please disclose the targets. Alternatively, please discuss in greater detail how the disclosure of these targets, particularly after the end of the fiscal year, when

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United States Securities and Exchange Commission
August 28, 2009

your overall financial and operating performance has been disclosed, could cause competitive harm.
     Company Response:
          In light of the Staff’s comment, in future filings, the Company will include in its disclosure in the Compensation Discussion and Analysis annual bonus targets for its named executive officers to the extent such quantitative metrics provide investors with material information necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers, in accordance with Instructions 1 and 4 of Item 402(b) of Regulation S-K.
* * *
As requested in the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please feel free to contact me at (404) 881-7466.

Yours truly,
/s/ John B. Shannon
John B. Shannon

cc:	John C. Hope, III Chairman of the Board and Chief Executive Officer Whitney Holding Corporation